June 8, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bill.com Holdings, Inc.

Registration Statement on Form S-1

File No. 333-239015

Acceleration Request

Requested Date:          June 10, 2020

Requested Time:         5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Bill.com Holdings, Inc., a Delaware corporation (the “Registrant”), dated June 8, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended, are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We, the undersigned Representatives, have and will, and have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Time on June 10, 2020, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC BofA Securities, Inc. Jefferies LLC KeyBanc Capital Markets Inc.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

Goldman Sachs & Co. LLC

By:	/s/ William D Connolly III
Name:	William D Connolly III
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Steve Pettigrew
Name:	Steve Pettigrew
Title:	Managing Director

Jefferies LLC

By:	/s/ Cully Davis
Name:	Cully Davis
Title:	Vice Chairman

KeyBanc Capital Markets Inc.

By:	/s/ Adam Noily
Name:	Adam Noily
Title:	Director, Investment Banking

cc:	René Lacerte, President and Chief Executive Officer

John Rettig, Chief Financial Officer and Executive Vice President

Raj Aji, Esq., General Counsel, Chief Compliance Officer and Corporate Secretary

Bill.com Holdings, Inc.

James D. Evans, Esq.

Mark C. Stevens, Esq.

Dawn H. Belt, Esq.

Nicolas H. R. Dumont, Esq.

Fenwick & West LLP

Raj S. Judge, Esq.

Andrew D. Hoffman, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.